

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 17, 2008

Dr. James C. Burrows
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street, T-33
Boston, Massachusetts 02116-5092

      RE: CRA International, Inc.
               Form 10-K for the year ended November 24, 2007
               Filed February 4, 2008, File No. 000-24049
               Supplemental Responses Provided on October 3, 2008 and October 17, 2008

Dear Dr. Burrows:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director

cc: Mark A. Haddad, Esq., Foley Hoag LLP
    Via Facsimile (617) 832-7000